March 29, 2011
By U.S. Mail and Facsimile 703.813.6982
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attn: Mr. Bob Carroll

Re:	Panhandle Oil and Gas Inc. (“Company”) Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 9, 2010 File No. 1-31759
Dear Mr. Carroll:
This letter responds to your comment letter dated March 10, 2011 (copy attached). The numbered paragraphs below correspond to the numbered paragraphs in your comment letter.
Form 10-K for the Fiscal Year Ended September 30, 2010
Note 11 — Supplementary Information on Oil and Gas Reserves (Unaudited), page 68
1.	The disclosures indicating that our estimates of proved reserves were prepared using “generally accepted geological and engineering methods” and the statement containing “the use of standard geological and engineering methods generally accepted by the petroleum industry” found in the reserve report prepared by our third party engineers, DeGolyer and MacNaughton will be succinctly stated in future filings as follows:
“Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revised as of February 19, 2007)”. The method or combination of methods used in the analysis of

Mr. Bob Carroll
Division of Corporation Finance
March 29, 2011

each reservoir was tempered by experience with similar reservoirs, stages of development, quality and completeness of basic data, and production history.
Our 2010 proved reserves were prepared using this standard stated above. We will have future proved reserve reports prepared utilizing the same standard. Since this standard was utilized in preparing our 2010 proved reserve report, we request that we be allowed to adopt the above language in future SEC filings when discussing proved reserve preparation.

2.	The significant addition to PUDs referenced in our disclosure was due to the revised definition of the term “proved undeveloped oil and gas reserves” which replaced the prior “certainty” test with a “reasonable certainty” test for areas beyond one offsetting drilling unit from a productive well. This rule change resulted in incremental PUD reserves of approximately 21,700 Mmcfe being included as “extensions and discoveries” in the tables and discussion contained in Footnote 11 to our Consolidated Financial Statements for year-ended September 30, 2010. These reserves were attributable to approximately 340 additional PUD locations. As of September 30, 2010, the Company owned interest in 4,989 wells of which 581 wells were located in the Southeastern Oklahoma Woodford Shale, the Arkansas Fayetteville Shale and the Anadarko Basin “Cana” Shale. Virtually all of the PUD reserves included in our 2010 “extensions and discoveries” resulting from the above-referenced rule change were located in these three shale plays.

Hopefully, the foregoing explanation responds to your comment, however, if you would like more information, please advise.

3.	In 2010, the Company’s Board of Directors approved a 5-year plan for the Company for the period ending September 30, 2015. This plan includes projected capital investments for drilling and completing wells of approximately $148.5 million, which we expect to be funded entirely from cash flow. The PUD locations included in our 2010 reserve report are all budgeted to be drilled within 5 years or prior to September 30, 2015. The capital investment required to drill and complete these PUD locations is estimated to be approximately $52.5 million or approximately 35% of our projected capital investments over the 5 year period. Additionally, historical and projected drilling activity was considered when scheduling PUD locations in our various areas of development. In the event that there are undrilled PUD locations at the end of the 5-year period, it is our intent to remove the reserves associated with those locations from our proved reserves as negative performance revisions.

In regard to the conversion of our 2008 PUD balance, we had PUD reserves attributed to 86 locations in our 2008 proved reserve report. Of those 86 locations, 74 have been drilled and converted to PDP reserves, eight have been removed from our proved reserves as negative revisions and 4 remain as of September 30, 2010 as undrilled PUD locations. We anticipate that these remaining 4 locations will be drilled and converted to PDP prior to September 30, 2013. However, in the event that does not happen, it is our intent to

Mr. Bob Carroll
Division of Corporation Finance
March 29, 2011

remove the PUD reserves associated with those locations from our proved reserves as negative performance revisions.
Closing Comments
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like us to fax this letter to any other staff member, please advise.
If you have questions or further comments, please contact one of the undersigned at 405.948.1560, or by telecopier at 405.948.2038.

Sincerely,
/s/ Michael C. Coffman
Michael C. Coffman,
President and Chief Executive Officer

/s/ Paul F. Blanchard
Paul F. Blanchard,
Senior Vice President and Chief Operating Officer